April 29, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Rose Zukin

Re:	ING U.S., Inc. (the “Company”)

  Registration Statement on Form S-1

  File No. 333-184847

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 PM Eastern Daylight Time on May 1, 2013, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our counsel, Sullivan & Cromwell LLP, confirming this request.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ING U.S., Inc.

By:	/s/ Alain M. Karaoglan
Name:	Alain M. Karaoglan
Title:	Executive Vice President
and Chief Operating Officer

By:	/s/ Ewout L. Steenbergen
Name:	Ewout L. Steenbergen
Title:	Executive Vice President
and Chief Financial Officer

[Signature Page to Acceleration Request]